On September 26, 2006, a Special Meeting of the Shareholders of the
Mid-Cap Fund was held. The purpose of the meeting was to seek shareholder approval of a Sub-Advisory Agreement for the Mid-Cap Fund with a new sub-adviser, Chicago Equity Partners, LLC. The number of shares voted is as follows:
No. of          % of Shares
Shares		Voted
AFFIRMATIVE: ..................  4,872,762                 99.934
AGAINST:.......................    1,374                    0.029
ABSTAIN:.......................... 1,825                    0.037
TOTAL:..........................  4,875,961               100.000